9-11-03



03051920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED SEP 05 2003 181 SEC MAIL SECTION WASH, D.C.

SEC FILE NUMBER
8- 52215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lighthouse Financial Group, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenu, Suite 360
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Bradley & Jeffrey J. Morfit (212) 216-9727
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert J. Bradley & Jeffrey J. Morfit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Financial Group, LLC., as of June 30, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING MEMBER   Managing Member

Title

Notary Public

JENELLE H. SCARBROUGH
Notary Public, State of New York
No. 41-4979472
Qualified in Nassau County
Commission Expires March 25, 2007
June 20, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003



Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Lighthouse Financial Group, LLC

We have audited the accompanying statement of financial condition of Lighthouse Financial Group, LLC as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Lighthouse Financial Group, LLC as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
August 29, 2003

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash	$ 4,690
Securities owned	602,100
Receivable from brokers and dealers	29,095
Fees receivable	92,500
Furniture and equipment at cost, net of accumulated depreciation of $12,806	27,775
Other assets	19,526
TOTAL ASSETS	$ 775,686

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 68,716
Liability for unexercised options	103,312
TOTAL LIABILITIES	172,028
MEMBERS' CAPITAL	603,658
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 775,686

The accompanying notes are an integral part of this statement.

LIGHTHOUSE FINANCIAL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lighthouse Financial Group, LLC (the "Company") was organized in Delaware on October 29, 1999. The Company began doing business as a registered broker-dealer with the National Association of Securities Dealers, Inc. on June 29, 2000 and the Securities and Exchange Commission on August 1, 2000. The Company was organized primarily to originate, place and act as an agent for private equity and bond securities. In addition, the Company acts as a broker executing transactions for its customers. All such transactions are forwarded to Advantage Trading Group, Inc., the Company's clearing agent, on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to customers. As stated in the operating agreement, the Company shall dissolve no later than October 29, 2029.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counter-party with which it conducts business.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities are valued at their last sales price at the close of business on such day. The resulting unrealized gain or loss is reflected in income. Subsequent market fluctuations may require selling the securities at prices which may differ from the market value reflected on the statement of financial condition. Investments in restricted equity securities are included in securities owned and are carried at historical cost.

As of June 30, 2003, the securities owned reflected in the statement of financial condition are positions with Advantage Trading Group, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. OTHER ASSETS

Other assets include advances to an employee of $2,200, and security deposits of $17,285, which will subsequently be used as rent for office space occupied by the Company.

4. COMMITMENTS

The Company rents office space in New York under a lease agreement that expires during 2007. Minimum future lease payments are as follows:

Year ending June 30,	
2004	$56,184
2005	57,307
2006	58,454
2007	49,520
	$221,465

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York State LLC Filing fee, and as a result a provision is included on the Income Statement. The Company is also subject to New York City unincorporated business tax ('UBT'). No provision is included as of June 30, 2003, due to the net operating loss for UBT purposes.

6. OPTION AND WARRANT FEES

In its normal course of business, the Company received common stock options and warrants as fees for advisory services from various clients. The Company expects to continue to receive options and warrants, representing the right to purchase equity, in companies for which advisory services are provided as recurring fee based revenue. The options and warrants are then awarded to members and other participants in accordance with a schedule as determined by management.

At June 30, 2003, management did not determine the market value of the options or warrants, received from non-publicly traded companies, for its advisory services. Consequently, the financial statements are presented without any value or income relating to the options and warrants being held that were received from these non-publicly traded companies.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(a)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $104,825, which exceeded the minimum requirement of $25,000 by $79,825. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1.